

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Weixuan Zhang
Chief Executive Officer
Dynamic Shares Trust
401 W Superior St, Suite 300
Chicago, IL 60654

> **Re: Dynamic Shares Trust**
> **Pre-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2024**
> **File No. 333-277681**

Dear Weixuan Zhang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

Pre-Effective Amendment No. 1 to FORM S-1

Incorporation of Information by Reference, page 75

1. Refer to your response to prior comment 2. We note the website you provide on page 75, www.dynamicshares.com, redirects to https://arrowfunds.com/ and that your periodic and current reports do not appear to be available on that website. Please revise to provide the address of a website maintained by or for you where the reports filed pursuant to Section 13 or Section 15(d) of the Exchange Act that you incorporate by reference are readily available and accessible. In this regard we note you refer investors to http://www.dynamicsharesetf.com elsewhere in your registration statement.

      Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Jim Audette